Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com

VIA EDGAR	February 27, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Keynote Systems, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed December 17, 2007
Form 8-K Filed January 28, 2008
File No. 0-27241
Ladies and Gentlemen:
     This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated February 13, 2008 from Ms. Kathleen Collins to Mr. Umang Gupta of Keynote Systems, Inc. (the “Company” or “Keynote”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to the page numbers in our responses are references to the page numbers in the applicable report.
Form 10-K for the Fiscal Year Ended September 30, 2007
Management’s Discussion and Analysis
Results of Operations, page 33
1.	We note disclosures throughout your filing concerning the importance of renewals by existing customers to your results. Please tell us if management monitors renewals, and if so, how you considered disclosing renewal rates as part of explaining changes and trends in your results. For example, it appears that renewal rates for subscriptions would be helpful in understanding changes in your subscription services revenue; similarly, it appears that renewal rates for maintenance agreements would be helpful in understanding changes in your ratable license revenues.
The Company advises the Staff that Keynote’s subscription services revenue consists of subscription revenue from its internet test and measurement (“ITM”), mobile test and measurement (“MTM”) and customer experience management (“CEM”) services as described on

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

page 82 of its Form 10-K. Management primarily monitors customer renewal rates for its ITM subscription services. Revenue from ITM services comprises a large portion of the Company’s subscription services, and accounted for approximately 53%, 64%, and 66% of total net revenue for fiscal 2007, 2006, and 2005, respectively. The Company believes it experienced customer renewal rates of over 90% for fiscal 2007, 2006 and 2005 and that these rates have largely remained constant. In addition, the Company’s ITM revenue has similarly remained fairly constant at approximately $35 million per year.
With respect to its MTM subscription customer renewal rate, the Company has not yet had a significant number of mobile subscription customers eligible for renewal. In addition, the Company also has not yet had a significant number of maintenance renewals for its MTM ratable licenses, given that Keynote acquired SIGOS Systemintegration GmbH (“Keynote SIGOS”) in April 2006, and all of the Company’s maintenance renewals are derived from this subsidiary. Accordingly, management does not currently monitor renewals for its MTM subscription services and maintenance agreements. If revenue from MTM subscription services and maintenance renewals continues to grow, the Company would similarly anticipate disclosing subscription and maintenance renewal rates for these particular services.
The Company’s CEM subscription services revenue continues to account for a relatively small portion of its overall total net revenue. For fiscal years 2005 through 2007, CEM subscription services revenue represented approximately 4% of total net revenue. As a result, the Company does not currently believe that customer renewal rate percentages for these services would provide useful information to investors.
In the Company’s future periodic filings, Keynote will disclose its customer renewal rate for its ITM subscription services by stating the following:
Keynote’s monthly customer renewal rate for its ITM subscription services averaged over 90% for each of the quarters ended March 31, 2008 and 2007.
Financial Statements for the Fiscal Year Ended September 30, 2007
Note 2(B) — Revenue Recognition, page 57
2.	We read in your risk factors on page 17 that you have occasionally given credits to customers as a result of past problems with your services. Please explain this statement to us in more detail, including whether the credits were a reduction in billing for the current services, and tell us how you account for any credits or refunds for services. Please also tell us whether you have given any credits or refunds related to your software licenses.

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

The Company advises the Staff that most of its ITM contracts contain specific service level provisions that state the minimum level of data availability (stated in terms of a percentage) in a given day. In addition, for certain other contracts, customers may require a higher service level percentage of data to be provided. In the rare situations in which the Company has failed to provide the agreed-upon level of service, Keynote has had to give credits to customers. Credits issued within the quarter in which the related services are performed are recorded as a reduction of revenue for that quarter. If the credit is related to services performed prior to the current quarter, the credit is recorded as a reduction to its billing allowance. On a monthly basis, Keynote records a billing allowance which represents the reserve for potential billing adjustments that are recorded as a reduction of revenue and represents a percentage of revenue based on historical trends and experience. This billing allowance is for credits associated with the service level provisions, discussed above, as well as for credits issued for clerical errors that occasionally arise in the preparation of the invoices. The credits issued to the customers for both clerical errors and service level credits, totaled approximately $204,000, $326,000 and $297,000 for the years ended September 30, 2007, 2006 and 2005, respectively, and were for services that had already been performed.
With respect to its software licenses, the Company has not given any refunds or credits. Keynote has occasionally given nominal discounts for early payment, including maintenance renewal arrangements, which is reflected as a reduction to revenue in the month that the early payment discount is taken. Please refer to second bullet of the Staff’s comment number 4 for the Company’s response to prepayment discounts for subscription services.
3.	We note from page 9 that you sell some services through companies like IBM Global Services and EDS, who sell or bundle your services to their customer base as a value-added service. We also read that you sell your services to content distribution providers, who use your services as a pre-sales tool for their potential customers or in service level agreements with their existing customers. For each of these types of sales, please explain to us in reasonable detail how you account for the related revenue, and tell us how you considered disclosing this policy in your footnote. Also tell us if these types of sales give rise to the “free trial periods” that you refer to on page 57.

The Company advises the Staff that it sells its services through IBM and EDS as stated in page 9 of its Form10-K. These customers are resellers where they purchase Keynote’s services and resell them to their customers. The Company also sells its services to content distribution providers such as Akamai. In all instances, Keynote views these resellers and content distribution providers the same as any of its other customers since they have purchased Keynote’s services. The arrangement fees for sales to its resellers are considered to be fixed and determinable, and collectible, at the time of delivery of the services to the resellers because, among other factors, payment from the resellers is not

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

contingent on the reseller’s success in providing Keynote’s services to their existing or potential customers, the resellers are well capitalized and they bear the credit risk on sales to their end customers. The agreements do not have rights of return. Historically, refunds have been minimal and limited to those situations related to billing errors or service problems, and the Company has been successful in collecting the outstanding receivables from its resellers and content providers, as evidenced by the minimal bad debt charge-offs of approximately $100,000, $7,000, and $98,000 for the years ended September 30, 2007, 2006, and 2005, respectively. In addition, the payment terms provided to the resellers and content providers are generally 30 to 60 days, which are consistent with the terms provided to the Company’s other customers. Keynote also does not grant any refunds if the end customers of the resellers or content providers are dissatisfied with the services. While content service providers may use its services as pre-sales tools for their potential customers, the content service providers bear the cost of the services even if they offer these services free to their potential customers. Management views the resellers and content providers in the same manner as its other customers and, accordingly, accounts for the revenue from these customers in the same manner as the revenue arrangements with its direct customers.
Typically, sales to these particular customers do not give rise to the free trial periods that are referred to on page 57. Keynote occasionally provides free trials to prospective customers who would like to try its services before they commit to purchasing the services. The services provided during the trial period are typically stand-alone transactions and are not bundled with other services. The free trial period allows the prospective customer to experience Keynote’s services. Keynote does not record any revenue for such free trial periods.
4.	We note your discussion of subscription services revenue. Based on disclosures throughout your filing, it appears that your subscriptions services revenue may be comprised of revenue from hosting arrangements and revenue from related services that do not qualify as separate units of accounting under EITF 00-21. Please confirm our assumptions, or explain to us in greater detail what is represented by your subscription services revenue. If our assumptions are correct, please respond to the following comments:
•	Please provide us with a detailed analysis under EITF 00-3 to explain to us how you determined that SOP 97-2 was not applicable to these arrangements.
The Company advises the Staff that its subscription services revenue is comprised of revenue from hosting arrangements. As described in more detail on page 82 of the Company’s Form 10-K, subscription services revenue consists of fees from its ITM, MTM and CEM services. In accordance with EITF 00-3, management determined that SOP 97-2 was not applicable to these arrangements. Per EITF 00-3 paragraph 5, SOP 97-2 only applies to hosting arrangements in which the “customer has the contractual

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.” Arrangements that do not give the customer such an option are service contracts and are outside the scope of SOP 97-2. Thus, management has concluded that its subscription services arrangements are outside the scope of SOP 97-2 since its customers do not have the option to take possession of the software and no licenses are associated with these services. These services are hosted and controlled by Keynote, not the customer. The customer is allowed the use of the services for the subscription period and access to the portal is deactivated after the subscription period, generally ranging from one to twelve months. In all cases, revenue in recognized only upon delivery of such service.
•	We note your discussion of billing arrangements for subscription services. Please explain to us why some customers pay in advance for subscriptions while others are billed in arrears, and explain to us why revenues are recognized differently for customers billed in arrears.
The Company advises the Staff that customers could pay in advance for subscription services since, in such cases, Keynote will typically give customers a discount for paying the Company for a full year’s subscription. If the customer elects not to take advantage of the prepayment discount, they are typically billed on a monthly basis, either at the beginning of the month or at the end of the month. Regardless of when billing occurs, Keynote recognizes revenue as the services are provided and defers any revenue that is unearned. The Company also takes the prepayment discount into account when it recognizes revenue such that the prepayment discount reduces the total amount of revenue to be recognized and the net amount is recognized over the subscription period.
•	Please tell us what consideration you gave to clarifying these matters to your readers.
The Company advises the Staff that it intends to modify the disclosure on pages 29 and 58 in future filings to the following:
For customers that are billed the entire amount of their subscription in advance, subscription services revenue is deferred upon invoicing and is recognized ratably over the service period, generally ranging from one to twelve months, commencing on the day service is first provided. For customers that are billed on a monthly basis, revenue is recognized monthly based upon the actual service usage for the month. Regardless of when billing occurs, Keynote recognizes revenue as the services are provided and defers any revenue that is unearned.

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

5.	We note your discussion of ratable licenses revenue and have the following comments:
•	Please tell us whether your SIGOS SITE licenses, or any other software licenses that you sell, are time-based licenses or perpetual licenses. If the licenses are perpetual licenses, please explain further your consideration of SOP 97-2 in accounting for such licenses. In this regard, we note your disclosures on page 34 where you indicate that the Company experienced revenue growth, in part, from customers “renewing maintenance agreements.” If your customers are only required to renew the maintenance element of these arrangements, then please explain further why you believe the Company is unable to determine VSOE for this element pursuant to paragraph 10 of SOP 97-2 and why ratable revenue recognition is appropriate pursuant to paragraph 12 of SOP 97-2.
The Company advises the Staff that SIGOS SITE licenses are perpetual licenses. The Company accounts for such arrangements under SOP 97-2. Customers are only required to renew the maintenance element of the arrangement to continue to receive post-contract customer support (“PCS”).
The Company cannot allocate the arrangement consideration to the multiple elements of these bundled arrangements based on the vendor specific objective evidence (“VSOE”) of fair value since sufficient VSOE does not exist for the undelivered elements of the arrangement, typically PCS.
The Company’s analysis of VSOE of fair value for PCS is based on stand-alone pricing of maintenance renewals with pricing evaluated as a percentage of the net hardware and license fee, given that the software is always bundled with the hardware, consistent with the manner in which pricing is structured with its customers. This is consistent with AICPA Technical Practice Aids 5100.55 which states that the PCS renewal percentages establish VSOE even with varying renewal dollar amounts.
The Company considers paragraph 10 of SOP 97-2 when determining whether the degree of variability in pricing is of such an extent that VSOE does not exist. The Company concluded that VSOE did not exist for PCS given that at least 80% of the maintenance renewals were not priced within 15% of the median price for such standalone sales transactions throughout fiscal 2007. Consequently, the Company recognizes the entire arrangement fee ratably over the PCS period in accordance with paragraph 12 of SOP 97-2, once the implementation and integration services are completed, which usually occurs within two to three months following the delivery of the associated hardware.
•	We read elsewhere in your filing that your WebEffective platform may be sold as a technology license or on a subscription basis. For instances where this platform is sold as a technology license, please tell us how you account for such sales. Also tell us how you considered clarifying this in your revenue recognition footnote.

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

The Company advises the Staff that reference to WebEffective being sold as a technology license was inaccurate because the Company sells WebEffective on a subscription basis or as part of professional services, as described in further detail in the Company’s response to the Staff’s comment number 6. In either instance, WebEffective is hosted by Keynote and the customer does not take possession of the software.
WebEffective is an on-demand hosted service for conducting in-depth customer web site usability studies. If customers wish to conduct their own studies, they typically will purchase the WebEffective service on a subscription basis. Keynote recognizes revenue for the WebEffective service purchased on a subscription basis ratably over the subscription period and records such revenue as subscription services revenue. The Company does not sell WebEffective as a technology license.
The Company intends to modify the disclosure in future filings to the following:
The CEM category consists of the WebEffective service whether sold on a subscription basis or as part of a professional services engagement. The Company recognizes revenue from the use of its WebEffective service that is sold on a subscription basis ratably over the subscription period, commencing on the day service is first provided, and such revenue is recorded as subscription services revenue. The Company recognizes revenue from the use of its WebEffective service as part of a professional services engagement and revenue is recorded as professional services revenue.
6. We note your discussion of professional services revenue, including your CEM services. Please explain to us in more detail your revenue recognition for these CEM services and the accounting literature upon which you are relying. In this regard, it appears that these services generally consist of performing research for your customers and reporting the results of that research, and it is unclear to us that it would be appropriate to recognize revenue from such research projects prior to delivering your report. We note that your current disclosures indicate that revenue is recognized either as services are performed or as milestones are delivered based on input measures. In addition, please explain what input measures are used for revenue recognition purposes and tell us why you believe input measures are a reasonable surrogate for an output measure, particularly in an arrangement that may be based on milestones.
The Company advises the Staff that its CEM engagements consist of two types of engagements — 1) standard studies such as its Keynote Competitive Research Studies (“KCR”) and 2) custom engagements such as its Custom Research. In the case of KCR, the Company recognizes revenue upon completion and delivery of the reports in accordance with SAB 104, given that the customers do not derive value from the reports prior to their delivery. In this instance, these reports are typically standard studies available to any of its customers that do not involve modifications for any specific customer.

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

The Company recognizes its custom engagements using the proportional performance method under SAB 104. These custom engagements typically take four to eight weeks to complete. Additionally, total revenue associated with these particular custom engagements was less than $1 million for each of the years ended September 30, 2007, 2006, and 2005. With respect to these custom engagements, customers generally pay 100% of the arrangement fee within the standard 30 days payment terms and such fees are typically non-refundable. Occasionally, payments have been based upon the completion of the milestones described below. Similar to Keynote’s other services, these custom engagements do not involve any software licensing arrangements.
These particular custom engagements contain the following milestones:
a)	Design/scripting — during this phase, the Company works with the customer to develop a study script to fulfill their objectives on what information they want about their customers and web site. There are several review cycles by the customer prior to the completion of the study script. During the review cycles, the Company works with the customer to define the types of questions to be asked in the survey, the types and number of participants, and other relevant information that would impact the objectives of their survey. The customer derives benefit from this milestone since the customer can use this script for their own purposes without continuing the fielding/data and reporting phases.

b)	Fielding/data collection — during this phase, individuals are recruited into a study either from a research panel (either from the 160,000 Keynote’s panelists or from a 3rd party panel), through email to the customer’s email list, or from direct interception on the customer’s web site. Individuals choosing to participate in the study are asked questions and may be instructed to complete tasks on one or more web sites. The participant’s behavior and answers to the questions are recorded by Keynote’s WebEffective service. The customer derives benefit from this milestone since the customer can view the survey data and results through an on-line portal as the data is being gathered. The customer can perform their own analysis with the survey results.

c)	Analysis/reporting — during this phase, Keynote provides the customer with data from the completed surveys. An Impact Report is usually provided, but not in all instances. An Impact Report provides a summary and analysis of the data, including recommendations for improvement (typically in PowerPoint format via email).
For these custom engagements, Keynote recognizes revenue once each milestone has been completed, given that the customer benefits from the output as each milestone is completed, as described above in a) through c) based on input measures of hours incurred to complete each milestone in relation to the total estimated hours to complete the engagement. Keynote believes the hours incurred are a reasonable surrogate for an output measure

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

because they reflect the value provided to the customer throughout each of the milestones, as evidenced by the tasks that are completed in each of the milestones discussed above in a) through c). As stated in D. Douglas Alkema’s speech at the 2003 Thirty-first AICPA National Conference on Current SEC Developments, “the staff has accepted an input-based approach where the input measures were deemed to be a reasonable surrogate for output measures.”
Note 3 — Cash, Cash Equivalents and Short-Term Investments, page 69
7.	We note your disclosures here and in Note 2(E) concerning short-term investments. We note that your short-term investments include certain securities that mature beyond one year, including auction rate securities that have been classified as short-term because management views them as available to support current operations. Given the recent turmoil in the credit markets, please tell us in more detail how you determined that these securities were available to support current operations, including telling us whether you have experienced any difficulties with the auctions for your auction rate securities. Also tell us the impact, if any, the turmoil in the credit markets has had on your valuation of these investments and how you considered addressing these matters for your investors.
The Company advises the Staff that, as of September 30, 2007, all of its auction rate securities had reset dates within 120 days of September 30, 2007 and were subsequently sold without realizing any gains or losses. Currently, Keynote does not hold any auction-rate securities and management has no plans to purchase any auction-rate securities. The Company classified its auction rate securities as short-term investments because management viewed them as available to support current operations. Historically, Keynote has not experienced liquidity issues with its investments.
Supplementary Data, page 84
8.	Please tell us how your presentation of this supplementary data complies with Item 302(A)(1) of Regulation S-K. In this regard, you do not appear to have disclosed gross profit.
The Company respectfully acknowledges that the supplementary data table excludes gross profit. The Company has noted that its disclosure does not comply with Item 302(A)(1) and will modify the disclosure in future filings to include gross profit amounts.
Item 9A — Controls and Procedures, page 87
9.	We note your discussion of the material weakness in your internal control over financial reporting as of September 30, 2007 and have the following comments:

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

•	We read that this material weakness resulted in a number of adjustments to the consolidated financial statements, including a material adjustment to accrued liabilities, being recorded in the fourth quarter. Please explain these adjustments to us in reasonable detail and quantify them. Also tell us how you considered whether your prior quarterly financial statements were misstated, since you indicate that the fourth quarter adjustments were material.
The adjustments recorded by the Company in the fourth quarter consisted of:
•	An increase in accrued employee related fringe benefit expenses totaling $252,000;

•	An increase to depreciation expense for leasehold improvements totaling $40,000;

•	A reclassification to decrease short-term deferred revenue and increase long-term deferred revenue by $791,000 related to an arrangement with revenue that will be recognized over a period extending more than 12 months from the balance sheet date;

•	A reclassification of interest receivable to other current assets from investments totaling $378,000;

•	A $436,000 reduction of accrued liabilities with an offsetting increase to beginning accumulated deficit associated with the adoption of SAB 108. The Company adopted SAB 108 in the quarter ended September 30, 2007 with the impact of adoption being recorded as a change to beginning accumulated deficit as of October 1, 2006. This adjustment was disclosed in our Form 10-K under footnote 2(Q)(j);

•	A reclassification of a loss on disposal of fixed assets from other expense to development, operations, sales and marketing, and general and administrative expense totaling $53,000; and

•	A $281,000 increase in the deferred tax assets and deferred tax liabilities disclosed in the consolidated balance sheet at December 31, 2007 in order to agree to the amounts disclosed in the financial statement footnotes.
Had the above entries to increase employee fringe benefit expense and depreciation expense been recorded in prior quarters, the impact on pre-tax net loss for those quarters would have been as follows:
Quarters Ended (in thousands):

	12/31/2005	3/31/2006	6/30/2006	12/31/2006	3/31/2007	6/30/2007
Employee-related accrual	$—	$—	$7	$(4)	$61	$45
Depreciation expense	2	4	4	4	4	4

Total	$2	$4	$11	$—	$65	$49

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

Management evaluated the impact of the above adjustments on its condensed consolidated statement of operations for each of the prior quarters, based on the criteria set forth in SAB 99, and concluded that the impact on prior quarters was not material. Furthermore, management concluded that the impact of the balance sheet reclassification adjustments, as described in the Company’s response preceding the above table, on its condensed consolidated balance sheet and associated financial ratios was not material.
•	We note you are taking steps to remediate the material weakness primarily through the hiring of additional accounting and finance personnel with technical accounting and financial reporting experience. Given the nature of your fourth quarter adjustments, please explain to us in more detail how these additional personnel will remediate your material weakness, and tell us any other steps you are taking to remediate the material weakness. Tell us how you may clarify your remediation steps in future filings.
The Company believes the hiring of additional accounting and finance personnel with technical accounting and financial reporting experience, including additional personnel in the areas of revenue recognition and SEC reporting, will expedite the preparation of its quarterly and annual consolidated financial statements, allow for more timely preparation of account reconciliations, facilitate an earlier review of significant contracts to determine the appropriate accounting, and enable the corporate controller to spend more time coordinating the close process, reviewing and analyzing the account reconciliations and reviewing the content of the financial statements.
Management will revise the disclosure in future filings to further describe these steps, and, if applicable, any other steps it undertakes to remediate the material weakness.
Form 8-K Filed January 28, 2008
10.	We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes a certain number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. We remind you that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Also tell us how you considered the guidance in SAB Topic 14G.
The Company’s management uses non-GAAP net income to evaluate and conduct its business in a number of ways. Management primarily evaluates the performance and effectiveness of its business on a basis that excludes non-cash expenses—in that it does not take into account stock-based compensation expense or amortization of intangible assets in evaluating the effectiveness of its business, or in the planning and forecasting of its business. Management also excludes these measures in compensation decisions, as it focuses on cash flow or EBITDA rather than GAAP net income in measuring corporate objectives for its compensation decisions.
In the case of stock-based compensation, the amount of stock-based compensation expense is determined by a complex formula that incorporates factors such as stock price volatility, risk free interest rates, expected life of an award and estimated forfeiture rates. Many of these factors are outside the control of management. Accordingly, management believes that excluding this amount provides an additional data point in evaluating the Company’s business operations.
In the case of the amortization of intangibles, the Company notes that it has completed a number of acquisitions in the past, and the amount of purchase price allocated to intangibles varies based on the facts and circumstances of each particular acquisition. In addition, the amount of the amortization charge for a particular period can vary depending on the weighted remaining amortization period for the intangibles. For intangible assets that the Company develops internally (rather than acquires), it generally expenses the costs as they are incurred. The Company believes that in many cases, the cost of developing technology acquired as part of a business acquisition has also similarly been expensed by the acquired company. Accordingly, the Company believes that this non-GAAP measure provides an additional data point for comparing the Company’s current development expenses.

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

The Company has noted what it believes are the material limitations of the non-GAAP measures: that they are not based on standard methodology under GAAP, that they are not comparable measures to other companies. In addition, the Company notes that they should not read in isolation or in substitution for GAAP measures. The Company will include this disclosure in future press releases.
The Company compensates for these limitations by realizing that these amounts are not determined in accordance with GAAP and therefore, should not be used exclusively in evaluating its business and operations. The Company will add this disclosure in future press releases.
Because the Company has made a number of acquisitions in the past, as well as because of the effect of SFAS 123(R), the Company’s financial statements have changed significantly from prior periods. Accordingly, the Company believes that this non-GAAP information is useful as an additional means for investors to evaluate the Company’s operating performance, when reviewed in conjunction with the Company’s GAAP financial statements.
The Company’s next earnings release for the quarter ended March 31, 2008 will include the disclosure described above as well as future press releases containing non-GAAP measures.
The Company also advises the Staff that it has reviewed the guidance in SAB Topic 14G. In addition to the items described above, the Company does not characterize the excluded items as non-recurring, infrequent or unusual. In addition, the Company does not believe that the excluded items have the effect of “smoothing” earnings.

Keynote Systems Inc. Corporate Headquarters 777 Mariners Island Blvd. San Mateo, CA 94404	O: (650) 403-2400 F: (650) 403-5500 W: www.keynote.com
Securities and Exchange Commission
February 27, 2008

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or questions regarding this response to me at (650) 403-3434

Very Truly Yours,

KEYNOTE SYSTEMS, INC.

/s/ Andrew Hamer

Andrew Hamer
Chief Financial Officer

cc:	Umang Gupta, Chief Executive Officer, Keynote Systems, Inc.
Joe Talley, Deloitte & Touche LLP
Jeffrey Vetter, Fenwick & West LLP